For Immediate Release	November 14, 2007
RM: 19 – 07

Crystallex Reports Third Quarter 2007 Results

TORONTO, ONTARIO, November 14, 2007 – Crystallex International Corporation (TSX: KRY) (Amex: KRY) today reported unaudited financial results for the quarter ended September 30, 2007.

Management’s Discussion and Analysis
 For the Nine Month Period Ended September 30, 2007
(All dollar amounts in US dollars, unless otherwise stated)

This Management Discussion and Analysis (“MD&A”) of the financial condition and results of the operations of Crystallex International Corporation (“Crystallex” or the “Company”) is intended to supplement and complement the Company’s unaudited interim consolidated financial statements and the related notes as at and for the three and  nine month periods ended September 30, 2007.  This MD&A should be read in conjunction with those unaudited interim consolidated financial statements as well as the annual audited consolidated financial statements of the Company and the related annual MD&A for the year ended December 31, 2006.

The Company prepares its consolidated financial statements in U.S. dollars and in accordance with Canadian Generally Accepted Accounting Principles.

This MD&A was prepared on November 13, 2007 and the Company’s public filings, including its 2006 Annual Information Form, are available on SEDAR at www.sedar.com

Overview

The Company is engaged in the production of gold and related activities including exploration, development, mining and processing in Venezuela. The Corporation’s principal asset is its interest in the Las Cristinas project located in Bolivar State, Venezuela. The Corporation’s other assets include the Tomi operations, the Lo Incréible properties (which include the La Victoria deposit), and the Revemin mill, all of which are located in Bolivar State, Venezuela (“El Callao operations”).

Las Cristinas

Recent Milestones

▪
In October 2007, the Venezuelan National Assembly’s Commission of Economic Development published a report following hearings on the Las Cristinas project.  The hearings included representatives from the Ministry of the Environment and Natural Resources, (“MinAmb”), the Ministry of Basic Industries and Mining, (“MIBAM”), the Corporación Venezolana de Guayana, (“CVG”) and Crystallex.  The report concluded that the CVG and Crystallex have met all the requirements and called for the prompt issuance of the environmental permit.

▪
In September 2007, the Company released an update to the resources and reserves at Las Cristinas.  Measured and Indicated resources are now estimated at 20.76 million ounces, which contain Proven and Probable reserves of 16.86 million ounces at a $550 per ounce gold price.

▪
In June 2007, the Company received written notice from the CVG that all the requirements of MinAmb for the issuance of the environmental permit to commence construction at Las Cristinas had been fulfilled.  The CVG notice was based on MinAmb approval of the Las Cristinas Environmental Impact Statement, the posting of a Compliance Guarantee Bond and payment of certain taxes.

▪	Commenced construction of a sewage treatment plant and a new medical clinic to serve local communities in the vicinity of the Las Cristinas project.

Venezuelan Currency Volatility and Mitigating Measures

Since February 2003, foreign currency exchange controls have been in force in Venezuela. The Central Bank of Venezuela (CBV) centralizes the purchase and sale of foreign currency within the country which is fixed at Bolivars (Bs) 2,150 per United States Dollars. The exchange regulations do not apply to certain securities which are traded within Venezuela and on recognized exchanges outside Venezuela.  Therefore, the purchase in one market and sale in the other market of these dual listed securities provides an effective parallel market for the Venezuelan currency.  The majority of the securities that are so traded are issued by the Venezuelan government.  The parallel or market rate has been volatile in 2007 but the trend has been moving progressively higher than the official rate.

The Company sold its gold production to the CBV for the first nine months of 2007.  Sales to CBV are based on the USD spot gold price at the time of delivery; however, payment is received in Bs, with the USD revenues converted to Bs at the official rate of Bs 2,150. Due to the progressively increasing spread between the official and parallel rates in 2007, the realized price of gold in USD when converted using the parallel rate was significantly less than the spot price of gold in USD.

In order to mitigate the effects of a lower realized gold price in Bs, management has informed Venezuelan authorities of its decision to sell its gold production to registered local purchasers at the parallel rate. In October 2007, the Company commenced the sale of gold production at El Callao to registered purchasers at negotiated prices using the USD spot price with settlement in Bs approximating the parallel rate at the time of delivery and at a negotiated discount.

Updated Resources and Reserves

On September 24, 2007 the Company released updated mineral resource and reserve estimates for Las Cristinas. This release has been substantiated by a Technical Report titled “Technical Report Update on the Las Cristinas Project Bolivar State, Venezuela” dated November 7, 2007 and filed on SEDAR.

As reported, Measured and Indicated resources increased to 20.76 million ounces, an 18% increase from the 17.66 million ounces reported in the August 2005 Technical Report.  Current Measured and Indicated resources, which include reserves, are tabled below:

	Tonnes (millions)	Grade (g/t)	Ounces (millions)
Measured Resources	146	1.14	5.38
Indicated Resources	483	0.99	15.38
Total Measured and Indicated Resources	629	1.03	20.76

In addition to the Measured and Indicated Resources, Las Cristinas has estimated Inferred Resources of 6.28 million ounces (230 million tonnes at an average gold grade of 0.85 g/t).

Proven and Probable reserves at Las Cristinas, calculated using a $550 per ounce gold price and revised operating costs, are currently estimated to be 16.86 million ounces.  This represents a 20% increase from the 14.0 million ounces reported in February 2007, using a $450 per ounce gold price (and based on a pit design using a $350 per ounce gold price).  As detailed in the November 7, 2007 Technical Report, the estimate of operating costs has increased from $7.65 per tonne of ore in August 2005 to $9.80 per tonne of ore.  Operating costs are now expected to average $258 per ounce for the first five years of production and $346 per ounce over a 64 year life of mine plan, based on a 20,000 tpd operating rate.  The increase in operating costs is due primarily to increases in the quantities and costs of operating supplies and maintenance supplies, higher labour rates and changes in mining plans related to the resource and reserve update, which extended the mine life to 64 years.  Reserves were estimated assuming an average gold recovery rate of approximately 88% and variable cut-off grades of between 0.4 g/t and 0.9 g/t.

Current Proven and Probable Reserves are tabled below:

	Tonnes (millions)	Grade (g/t)	Ounces (millions)
Proven Reserves	113	1.24	4.48
Probable Reserves	351	1.10	12.38
Total Proven and Probable Reserves	464	1.13	16.86

The strip ratio is estimated at 1.38:1.  The updated reserve estimate is contained in a single open pit, which is approximately 3.1 km long and 1.2 km wide at its widest point, with a maximum depth of approximately 500m.

All estimates of mineral reserves and mineral resources have been estimated in accordance with the Standards on Mineral Resources and Reserve Definitions and Guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum as adopted by the Canadian Securities Administrators in National Instrument 43-101.  The revised reserve and resource estimate was prepared by MDA under the direction of Steven Ristorcelli, P. Geo., Scott Hardy, P. Eng., Thomas Dyer, P.E., all independent qualified persons for the purposes of National Instrument 43-101, with geological and sampling input from Dr. Richard Spencer, P. Geo., Crystallex's Vice President Exploration, who is a qualified person for the purposes of National Instrument 43-101.

Mineral resources that are not reserves do not have demonstrated economic viability.

The November 7, 2007 Technical Report also includes an interim, revised estimate of capital costs.  The previous estimate from August, 2005 of $293 million has increased to $356 million.  Expenditures of approximately $112 million of the $356 million have already been incurred.  Subsequent to receipt of the Permit and renegotiation of the commercial terms of the major earthworks contracts that were awarded in 2005, a further update of capital costs will be undertaken.

Cautionary Note to U.S. Investors

The terms "proven mineral reserve" and "probable mineral reserve" used in this report are Canadian mining terms as defined in accordance with National Instrument 43-101 -Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM. These definitions differ from the definitions in the SEC's Industry Guide 7. The terms, "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used in this report are Canadian mining terms as defined in accordance with National Instruction 43-101. While the terms "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this report concerning descriptions of resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings. With respect to "indicated mineral resource" and "inferred mineral resource" there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Project Expenditures

Expenditures at Las Cristinas totalled $5.7 million during the third quarter of 2007 and $21.4 million for the first nine months of the year.  During the third quarter of 2007, expenditures were principally related to operating the Las Cristinas camp, but also include approximately $0.9 million of payments for long lead time equipment received during the third quarter.

Since the inception of the EPCM contract in April 2004, expenditures on Las Cristinas total approximately $202 million.  Of this, $122 million is related to items included in the 2005 capital estimate as governed by the EPCM contract, including, engineering services, equipment purchases, camp catering and freight and storage.  The balance of the Las Cristinas expenditures were for programs not included in the EPCM capital budget, including site security, general site administration, environmental, exploration drilling and social and community development programs.  Equipment which cost approximately $62 million is in storage, principally in Houston, Texas and will be shipped to Venezuela after the commencement of construction at Las Cristinas.

Key Statistics (USD)

	Three months ended Sept. 30,		Nine months ended Sept. 30,
	2007	2006	2007	2006
Operating Statistics
Gold Production (ounces)	6,688	12,040	24,786	36,600
Gold Sold (ounces)	6,430	15,661	23,611	37,158
Per Ounce Data:
Total Cost[1]	$513	$576	$533	$556
Total Cash Cost[2]	$505	$546	$527	$510
Average Realized Gold Price³	$340	$624	$371	$602
Average Foreign Exchange Rates (Bolivars, thousands)	4.344	2.150	3.911	2.150
Average Spot Gold Price	$681	$621	$666	$601

Financial Results ($ thousand, except per share)
Mining Revenues	$2,188	$9,769	$8,756	$22,367
Net Loss	($9,256)	($8,815)	($35,031)	($24,067)
Basic and Diluted Net Loss per Share	($0.04)	($0.04)	($0.14)	($0.11)
Cash Flow used in Operating Activities	($8,112)	($8,626)	($31,199)	($28,607)
Investing Activities
Expenditures on PPE	$5,699	$8,442	$21,449	$36,068
Financing Activities

Financial Position ($ thousands)	At Sept. 30, 2007	At Dec. 30, 2006
Cash	$25,134	$28,573
Outstanding Debt	$82,501	$87,697
Shareholders’ Equity	$219,285	$196,043
[1]Total Cost represents the total cost of gold production, including amortization, accretion and depletion.
[2] For an explanation, refer to the section on Non-GAAP measures. The calculation is based on ounces of gold sold.
Since the second quarter of 2005, all costs at the El Callao operations are expensed due to the short life of these mines.
[3] Based on the average parallel (market) exchange rate in effect in 2007 compared with the official exchange rate in 2006

Key Mine Operating Statistics (Bolivars)

	Three months ended Sept. 30,		Nine months ended Sept. 30,
	2007	2006	2007	2006
Operating Statistics
Gold Sold (ounces)	6,430	15,661	23,611	37,158
Per Ounce Data: (Bolivars , thousands)
Total Cost	2,261	1,180	2,084	1,116
Average Realized Gold Price	1,478	1,341	1,450	1,294

Financial Results (Bolivars, thousands)
Mining Revenues	9,504,672	21,003,350	34,244,716	48,089,050
Total Cost	14,543,712	18,475,735	49,227,757	41,477,903
Average Foreign Exchange Rates	4.344	2.150	3.911	2.150

Exchange Control in Venezuela and its Impact on Operations

In accordance with the Exchange Control regulations in Venezuela, the Cental Bank of Venezuela (“CBV”) centralizes the purchase and sale of foreign currency in Venezuela which has been fixed since 2003.  The current rate of exchange is fixed at Bolivars (Bs) 2,150 per United States Dollar. The Venezuelan government enacted the Criminal Exchange Law that imposes strict sanctions for the exchange of Venezuelan currency with other foreign currencies through other than designated methods. As previously noted, the exchange regulations do not apply to certain securities which are traded within Venezuela and on recognized exchanges outside Venezuela.  Therefore, the purchase in one market and sale in the other market of these dual listed securities provides an effective parallel market for the Venezuelan currency.  The majority of these securities are issued by the Venezuelan government. These parallel market transactions are used to settle foreign currency obligations and to move currency in and out of Venezuela.

The parallel or market rate has been volatile but the trend has been moving progressively higher than the official rate as indicated by the table above. As a result of this spread, the transactions recorded and settled in Bs have been converted to USD at the average exchange parallel rate during 2007 instead of the official rate as used in prior periods. Monetary item reported in Bs have been converted using the parallel rate at period end.  During the third quarter of 2007 the Company reviewed the accounting for foreign currency transactions in Venezuela due to the increasing spread between the official rate and the parallel or market rate in Venezuela. It has been determined that as consequence of the rapid decline in the valuation of the Venezuelan Bolivars as reflected in the parallel market for foreign currencies in Venezuela that the method of translation from Bolivars to United States Dollars using the official rate was no longer appropriate in the circumstances. As a result of this review, management determined that amendments should be reflected in the previously issued financial statements for the three and six month interim periods ended March 31, 2007 and June 30, 2007, respectively, to account for monetary, income and expense items at the parallel or market rate prevailing at the respective dates of each.

The Company sold all of its gold production locally in Venezuela to the CBV until September 30, 2007. Gold sales are priced using the USD spot price, then converted to Bs at the official rate of Bs 2,150.  For USD reporting purposes, the Bs are converted back to USD using the higher parallel market rate, as the Company currently is not registered to apply to purchase USD in Venezuela at the official rate.  Accordingly, the realized price of gold in USD is lower than the spot price of gold. The Company has commenced the sale of gold to registered local businesses, after informing Venezuelan government authorities, at Bs pegged to the parallel rate instead of selling to the CBV at the official rate.

USD reported operating costs in 2007 have been reduced as a result of converting a portion of the costs to USD at the higher parallel rate in 2007 compared to the official rate used in the comparative 2006 periods. However, even with the impact of converting at the parallel rate, as the table above indicates, operating costs are increasing relative to the previous periods as explained in the Operations Review section of this report.

Financial Results Overview

The Company recorded a net loss for the first nine months and third quarter of 2007 of $35.0 million, (($0.14) per share) and $9.3 million, (($0.05) per share) respectively, as compared with net losses of $24.1 million, (($0.11) per share) and $8.8 million (($0.04) per share) for the comparable periods in 2006.   The losses in the first nine months and third quarter of 2007 are principally attributable to the aggregate of corporate general and administrative costs, interest expense, foreign exchange losses and losses at the El Callao mining operations.  The increase in the net loss for the first nine months, from $24.1 million in 2006 to $35.0 million in 2007, is due primarily to recording an operating loss of $5.0 million at the El Callao operations compared to an operating income of $1.4 million, coupled with higher foreign exchange loss of $4.8 million compared to $0.3 million foreign exchange loss in the comparative period.

Revenue from gold sales declined to $2.2 million in the third quarter of 2007 from $9.8 million in the year earlier period as fewer ounces of gold were sold and the conversion of USD sales proceeds to Bs using a higher Bs parallel exchange rate as. compared to the lower Bs fixed official rate in the previous period. Similarly, revenue for the first nine months decreased from $22.4 million in 2006 to $8.8 million in 2007.  The reduction in gold sales reflects lower gold production, which was attributable to mining and processing less ore, combined with lower ore grades and lower recovery of gold and the effects of the parallel rate versus the official rate in Venezuela.

Cash flow used in operating activities was a deficit of $31.2 million for the first nine months of 2007 as compared with a deficit of $28.6 million for the comparable period in 2006.  The cash flow deficit incurred in the first nine months of 2007 was largely attributable to $14.1 million of corporate general and administrative expenses, cash interest payments of $9.4 million and cash used to fund operating losses at the El Callao operations.  Cash flow from operations for the third quarter of 2007 was a deficit of $8.1 million and similarly, principally reflects cash payments for general and administrative expenses, interest expense and funding mining operating losses.

The Company’s cash position at September 30, 2007 was $25.1 million.  Capital expenditures for Las Cristinas were $21.4 million and $5.7 million in the first nine months and third quarter of 2007 respectively.

Operations Review

Production Summary

	Three months ended Sept 30,		Nine months ended Sept 30,
	2007	2006	2007	2006
Gold Production (ounces)
Tomi Open Pits	1,712	5,086	6,422	15,269
Tomi Underground	2,812	6,196	10,445	17,207
La Victoria	1,881	-	5,836	2,100
Purchased Material	283	758	2,083	2,024
Total Gold Production (ounces)	6,688	12,040	24,786	36,600
Total Ore Processed[1] (tonnes)	65,765	87,056	225,253	279,868
Head Grade of Ore Processed (g/t)	3.61	4.63	3.94	4.41
Total Recovery Rate (%)	88%	93%	87%	92%
Total Gold Recovered (ounces)	6,688	12,040	24,786	36,600
Total Cash Cost Per Ounce Sold	$505	$546	$527	$510
Mine Operating Cash Flow[2] ($,000)	($1,275)	$1,176	($4,952)	$3,075
[1] Ore from Tomi, La Victoria and purchased material is processed at the Company’s Revemin mill.
[2] Capital expenditures at the El Callao operating mines, excludes Las Cristinas.  Since the second quarter of 2005, all costs at the El Callao operatios have been expensed due to the short reserve life of these mines.

Tomi

	Three months ended Sept. 30,		Nine months ended Sept. 30,
	2007	2006	2007	2006
Tomi Open Pits
Tonnes Ore Mined	34,795	77,381	86,825	190,314
Tonnes Waste Mined	384,725	618,505	1,122,168	1,803,088
Strip Ratio (Waste:Ore)	11.0:1	8.0:1	12.9:1	9.5:1
Tonnes Ore Processed	24,991	56,195	76,587	170,647
Average Grade of Ore Processed (g/t)	2.4	3.1	2.9	3.0
Recovery Rate (%)	88%	92%	89%	91%
Production (ounces)	1,712	5,086	6,422	15,269
Tomi Underground
Tonnes Ore Mined	14,480	26,628	48,209	67,292
Tonnes Ore Processed	13,746	21,833	49,215	64,295
Average Grade of Ore Processed (g/t)	6.8	9.4	7.2	8.9
Recovery Rate (%)	88%	94%	92%	94%
Production (ounces)	2,812	6,196	10,445	17,207

La Victoria

	Three months ended Sept. 30,		Nine months ended Sept 30,
100% Basis	2007	2006	2007	2006
La Victoria (100% Crystallex)
Tonnes Ore Mined	23,034	---	96,247	38,208
Tonnes Waste Mined	165,323	---	433,210	238,746
Strip Ratio	7.2:1	---	4.5:1	6.2:1
Tonnes Ore Processed	25,373	---	83,941	32,238
Average Grade of Ore Processed (g/t)	3.0	---	2.9	2.4
Recovery Rate (%)	77%	---	76%	86%
Production (ounces)	1,881	---	5,836	2,100

Gold production in the third quarter of 2007 was 6,688 ounces, a reduction of 44% as compared to 12,040 ounces produced in the third quarter of 2006.  For the first nine months of 2007, gold production was 24,786 ounces, approximately 32% lower than the 36,600 ounces produced during the comparable period in 2006.

Lower gold production in both the third quarter and nine month period in 2007 reflects reduced mining and processing activity, as well as lower ore grades and gold recovery.  Open pit mining was partially impacted by heavy rainfall and poor equipment availability (particularly the long lead time required to obtain a replacement drill compressor from the United States).  Ore production also declined due to higher strip ratios (the ratio of waste mined to ore mined) at the Tomi open pits.  The strip ratio at the Tomi pits increased from 9.5:1 for nine months of 2006 to 12.9:1 for the first nine months of 2007.  On the whole, for the first three quarters of 2007, as compared with the comparable period in 2006, there were fewer tonnes of waste and ore mined and a greater proportion of tonnes mined were waste.

Processing declined by 20% for the first nine months of 2007 as a consequence of mining fewer tonnes of ore.  Additionally, the grade of ore processed was 22% lower during the same period of 2007 as compared with the first nine months of 2006.  Lower grades were primarily attributable to the underground mine, where, in the current year, the ore feed to the mill is a mixture of lower grade ramp development ore and stope ore, whereas in the same period in 2006, the underground ore was all from the stopes, which tend to be higher grade than the ore encountered during ramp development.

Gold recovery at the Revemin mill was also lower as a greater proportion of the ore processed during the first nine months of 2007, as compared with the year earlier period, was refractory ore from the La Victoria deposit.  The refractory ore, which is less amenable to direct cyanide leaching, has lower recovery rates than the non-refractory ore from the Tomi deposits.

Lower gold production, coupled with a general increase in the cost of operating supplies, led to a significant increase in unit operating costs.  The total cash cost per ounce for the third quarter and first nine months of 2007 were $970 and $1,052, respectively, assuming Bs costs were converted to USD using the official rate as used for the comparable periods in 2006. The Company expects that the operating loss will be reduced in the fourth quarter as the amount of waste stripping at the Tomi pits declines.  Mining is expected to be completed at the Tomi pits in the second quarter of 2008.

With the increase in the gold price, the Company is re-evaluating diverting a river at the La Victoria mine and expanding the pit to process the refractory ore at the Revemin mill.  An assessment of gold recovery rates and an economic review is currently underway.  Capital of approximately $5 to $6 million will be required for the river diversion and other projects related to the pit expansion.  Mining can continue at La Victoria without diverting the river until August 2008.  Should the La Victoria expansion not proceed, production at the El Callao operations may cease by the third quarter of 2008.  To avoid an interruption in production, expenditures for the expansion at La Victoria will need to commence at the beginning of 2008.  The Company is also continuing with a regional exploration program; however, even if successful, production may be suspended temporarily while any new deposits are developed.

Income Statement

Revenue

The Company sold its gold production to the CBV for the first nine months of 2007.  Sales are based on the USD spot gold price at the time of delivery; however, payment is received in Bs, with the USD revenues converted to Bs at the official rate of 2,150Bs.  For USD reporting purposes, the Bs are converted back to USD; however, the re-conversion uses the higher parallel rate, as the Company is not registered to apply to purchase USD at the official rate of 2,150.  In practice, the Company is not buying USD, rather the Bs received from gold sales are used to fund the El Callao and Las Cristinas operations.   For reporting purposes, the conversion back to USD results in reportable revenue and realized prices per ounce that are well below the average USD spot gold rates for the 2007 periods.  For the comparable periods in 2006, the conversion to USD for reporting purposes was at the official rate, thus the realized price per ounce figures are comparable to the average spot gold prices for the applicable periods in 2006.

Mining revenue was $2.2 million and $8.8 million for the third quarter and first nine months of 2007 respectively, compared with $9.8 million and $22.4 million for the corresponding periods in 2006.  The decrease in revenue in 2007 for both the third quarter and first nine months was due to the effects of using the higher parallel rate of conversion from Bs to USD, and selling fewer ounces of gold, which is directly attributable to lower gold production, as discussed in the Operations Review section.

For the third quarter of 2007, gold sales were 6,430 ounces and the Company’s average realized gold price was $340 per ounce, as compared with sales of 15,661 ounces at an average realized price of $624 per ounce for the third quarter of 2006.  For the first nine months of 2007, the Company sold 23,611 ounces of gold at an average realized price of $371 per ounce.  For the comparable period in 2006, gold sales were 57% higher, at 37,158 ounces and the average price realized was $602 per ounce. The realized price of gold was significantly less in 2007 compared to 2006 due to the use of the higher parallel (market) rate of converting Bs to USD in 2007 compared with the official rate of 2,150 used in the translation from Bs to USD in 2006. Lower gold production in both the third quarter and nine month period in 2007 reflects reduced mining and processing activity, as well as lower ore grades and gold recovery.

Operating Expenses

Similar to revenues, operating expenses and per ounce operating costs for the third quarter and first nine months of 2007 are not directly comparable to the corresponding periods in 2006, as the 2007 USD reported costs have been reduced, in part, by the conversion of some Bs costs to USD using the higher parallel rate.

Mine operating expenses were $3.6 million and $13.6 million for the third quarter and first nine months of 2007 respectively, as compared with $8.6 million and $19.3 million for the comparable periods in 2006.

Lower operating expenses in the third quarter of 2007, as compared with the year earlier period are a result of using the higher parallel rate of conversion from Bs to USD, and reduced mining and processing activity as described in the Operations Review section.  The nine month results in 2007 also reflect reduced operating activities; however, this was more than offset by a general increase in costs across most areas of the operations, including processing consumables, explosives, maintenance and mine general and administrative expenses.

On a unit cost basis, the total cash cost per ounce sold increased to $527 per ounce in the first nine months of 2007 from $510 per ounce for the same period in 2006 and $513 per ounce in Q3 2007 compared to $546 per ounce for the same period in 2006.  If all Bs costs for the nine months of 2007 had been converted to USD at the official rate of 2,150 as they were in 2006, unit costs for the first nine months of 2007 would have been $970 per ounce and $1,052 for Q3 2007.  The increase in unit operating costs is attributable primarily to lower gold production and higher costs for operating consumables and labour.

Amortization, Accretion and Depletion

Amortization expense, related to the Company’s El Callao operations, for the third quarter and first nine months of 2007 was nil, as compared with $131,336 and $657,535 for the comparable periods in 2006.  The reduction in amortization expense reflects the full amortization of the carrying value of the Revemin mill by the end of the third quarter of 2006.

The accretion expense related to the Company’s El Callao asset retirement obligations was $50,729 and $152,187 for the third quarter and first nine months of 2007 respectively, as compared with $72,095 and $216,283 for the comparable periods in 2006.  There are no asset retirement obligations related to Las Cristinas at present.

Depletion expense, also related to the Company’s El Callao operations, was nil for the three and nine month periods ended September 30, 2007 compared to $272,266 and $833,427 for the comparative 2006 periods, respectively, as the mining operations were fully written down at the end of 2006.

Corporate General and Administrative Expenses

General and Administrative expenses were $3.4 million for the third quarter of 2007 as compared with $6.2 million for the third quarter of 2006.  The 2006 quarter includes a $1.5 million charge representing the fair value of warrants issued as a component of a fee for project finance advisory work.

For the first nine months of 2007 and 2006, general and administrative expenses were $14.1 million.   Accounting for the aforementioned $1.5 million charge in 2006, general and administrative expenditures for the nine months of 2007 reflect higher legal fees associated with advancing the Las Cristinas permitting process.

Liquidity and Capital Resources

Crystallex’s principal sources of liquidity have been equity and debt financings.  The Company does not expect to generate positive cash flow after operating and corporate general and administrative expenses until the Las Cristinas project is operating at full capacity.

After receipt of the Las Cristinas Permit, the Company will determine its overall funding requirements to cover the period through commercial production of Las Cristinas.  The funding requirement will include the balance of capital required to complete the development of Las Cristinas, and funds to meet the Company’s general and administrative expenses, debt service and financing fees.  The Company intends to fund its overall requirement with existing cash and is considering various financing alternatives including public market debt, limited recourse project debt and equity. Based on its current rate of expenditures, the Company anticipates additional financing no later than the end of the first quarter of 2008.

Cash and Cash Equivalents

On September 30, 2007, the Company had cash and cash equivalents of $25.1 million, as compared with $28.6 million at December 31, 2006.  The change in the balance during the nine month period ended September 30, 2007 is reconciled as follows ($ millions):

Cash and Cash Equivalents on December 31, 2006		$28.6

Shares Issued for Cash	$52.8
Total Sources of Cash		$52.8

Cash Used in Operating Activities	$31.2
Capital Expenditures – Las Cristinas	$21.5
Principal Debt Repayments	$3.6
Total Uses of Cash	$56.6	$56.3

Net Reduction to Cash and Cash Equivalents		($3.5)

Cash and Cash Equivalents on September 30, 2007		$25.1

At September 30, 2007, the Company’s debt consisted of $100 million of 9.375% senior unsecured notes due December 2011.

Cash Flow used in Operating Activities

Cash flow used in operating activities is principally affected by general and administrative expenditures, interest expense, the level of gold sales, realized gold prices, cash operating costs, and movements in non-cash working capital.

Cash flow used in operating activities was a deficit of $8.1 million in the third quarter of 2007, as compared with a deficit of $8.6 million in the third quarter of 2006.  The third quarter 2007 cash flow deficit reflects cash required to fund the operating deficit at El Callao, expenditures of $4.7 for interest payments and expenditures for general and administrative purposes.

For the first nine months of 2007, the Company recorded an operating cash flow deficit of $31.2 million, as compared to $28.6 million for the same period in 2006.  Cash expenditures of $9.4 million for interest payments, general and administrative expenditures and funding the operating losses at the El Callao operations contributed to the deficit in the first nine months of 2007.

Investing Activities

Capital expenditures for the Las Cristinas project were $5.7 million in the third quarter of 2007 and $21.5 million for the first nine months of 2007, compared with $8.4 million and $36.1 million for the comparable periods in 2006.  With the exception of exploration drilling costs in the first quarter of 2007, the majority of the expenditures in the first nine months of 2007 were for operating and maintaining the Las Cristinas camp and for equipment storage.

Financing Activities

On April 24, 2007, the Company closed a public offering of 14,375,000 common shares (including 1,875,000 common shares issuable upon the exercise of an over-allotment option by the underwriters) at C$4.25 per share.  Net proceeds to the Company were $50.7 million.

During the second quarter, the Company fully repaid the $3 million outstanding balance of the Standard Bank loan.

In January 2007, the Company issued 245,710 common shares to settle $0.9 million of the outstanding $1.8 million of exchangeable promissory notes due to Corporacion Vengroup, S.A., (“Vengroup”).  In July 2007, the Company issued 215,190 common shares to Vengroup to settle the remaining $0.9 million balance of the exchangeable promissory notes.

Outstanding Share Data

A summary of common shares, common share options and common share purchase warrants at November 13, 2007 are tabled below:

Common Shares Issued	261,659,072
Common Share Options	11,952,589
Warrants	18,186,000
Fully Diluted Common Shares	291,797,661

Summary of Quarterly Results

$,000 except per share	2007			2006				2005
	Q3	Q2 (Restated)	Q1 (Restated)	Q4	Q3	Q2	Q1	Q4
Revenue	$2,188	$2,848	$3,720	$5,720	$9,769	$5,520	$7,079	$6,623
Net Loss	($9,256)	($13,703)	($12,071)	($11,617)	($8,815)	($8,296)	($6,956)	($18,585)
Per Share – Basic and diluted	($0.04)	($0.05)	($0.05)	($0.04)	($0.04)	($0.04)	($0.03)	($0.10)

The quarterly trends are consistent with the explanations of the annual trends set out in the Company’s 2006 40-F/Annual Information Form.

Restatement of Previous 2007 Quarters and December 2006 US GAAP Note

During the third quarter of 2007 the Company reviewed the accounting for foreign currency transactions in Venezuela due to the increasing spread between the official rate and the parallel or market rate in Venezuela. It has been determined that as consequence of the rapid decline in the valuation of the Venezuelan Bolivars as reflected in the parallel market for foreign currencies in Venezuela that the method of translation from Bolivars to United States Dollars using the official rate was no longer appropriate in the circumstances. As a result of this review, management determined that amendments should be reflected in the previously issued financial statements for the three and six month interim periods ended March 31, 2007 and June 30, 2007, respectively, to account for monetary, income and expense items at the parallel or market rate prevailing at the respective dates of each.

During 2007, the Company reviewed its accounting policy relating to the capitalization of interest costs incurred during the period of development on qualifying mineral properties.  As a result of this review, the Company determined that certain interest costs should be capitalized under U.S. GAAP during the period of construction and development on its Las Cristinas project. Under Canadian GAAP these costs will continue to be expensed as incurred. Accordingly, note 19 to the December 31, 2006 audited consolidated financial statements have been restated to give effect to the capitalization of interest to the qualifying Las Cristinas project. These financial statements have been adjusted and re-issued.

Related Party Transaction

As part of the bought deal financing transaction of April 24, 2007, the Company paid underwriting fees and expenses of $3,371,257 (June 30, 2006 – nil) to Orion Securities Inc., a company which retains the Chairman of the Company as an employee.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties.  These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

Off-Balance Sheet Arrangements

The Company does not enter into off-balance sheet arrangements with special purpose entities in the normal course of business.

Critical Accounting Estimates

Critical accounting estimates are those estimates that have a high degree of uncertainty and for which changes in those estimates could materially impact the Company’s results.  Critical accounting estimates for the Company include property evaluations, capitalization of exploration and development costs, and stock based compensation variables.

Adoption of New Accounting Policies

On January 1, 2007, the Company adopted three new accounting standards that were issued by the Canadian Institute of Chartered Accountants, (“CICA”): (i) Handbook Section 1530 Comprehensive Income, (ii) Section 3855, Financial Instruments – Recognition and Measurement, (iii) Section 3865, Hedges.  These standards were adopted prospectively, and accordingly, the comparative amounts for the prior periods have not been restated.  There is no material impact to the Company’s financial statements on adoption of these new standards except for the reclassification of deferred financing fees as an offset to long-term debt.

Report on Disclosure Controls and Procedures

The Company’s management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Pursuant to Multilateral Instrument 52-109 - Certification of Disclosure in Issuer's Annual and Interim Filings, the Company evaluated the effectiveness of its disclosure controls and procedures (the "Disclosure Controls") as at quarter end September, 2007 under the supervision and with the participation of the President and Chief Executive Officer and the Chief Financial Officer. Based on the results of this evaluation, with the exception of those weaknesses identified in the December 31, 2006 MD&A, the President and Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of the Disclosure Controls were effective and that the Disclosure Controls provide reasonable assurance that material information relating to Crystallex and its subsidiaries is made known to the Company by others within those entities.

Special Note Regarding Forward Looking Statements

Certain statements included or incorporated by reference in this Management Discussion and Analysis, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words “believe,” “expect,” “anticipate,” “contemplate,” “target,” “plan,” “intends,” “continue,” “budget,” “estimate,” “may,” “schedule” and similar expressions identify forward-looking statements.  Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades and recovery rates.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.  Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company.  Such factors include, among others, risks relating to additional funding requirements, reserve and resource estimates, gold prices, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs and dependence on key employees.  See “Risk Factors” in the Company’s 2006 40-F/Annual Information Form. Due to risks and uncertainties, including the risks and uncertainties identified above, actual events may differ materially from current expectations. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.  Forward-looking statements are made as of the date of this Management Discussion and Analysis and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.

Risk Factors

The business and operations of the Company and its affiliates are subject to risks. In addition to considering the other information in the Company’s 2006 Annual Information Form, which is available on SEDAR at www.sedar.com, an investor should carefully consider the following factors. Any of the following risks could have a material adverse effect on the Company, its business and future prospects.

Risks Associated with Operating in Developing Countries

The Corporation’s mineral exploration and mining operations are located in Venezuela and may be adversely affected by whatever political instability and legal and economic uncertainty that might exist in such country. The risks associated with the Corporation’s foreign operations may include political unrest, labour disputes, invalidation of governmental orders, permits, agreements or property rights, risk of corruption including violations under U.S. and Canadian foreign corrupt practices statutes, military repression, war, civil disturbances, criminal and terrorist actions, arbitrary changes in laws, regulations and policies, taxation, price controls, exchange controls, delays in obtaining or the inability to obtain necessary permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on mineral exports, high rates of inflation and increased financing costs. These risks may limit or disrupt the Corporation’s projects or operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization, expropriation or other means without fair compensation.

Risks Specific to Operations in Venezuela

Political Environment and Economic Instability

The Corporation’s principal mineral properties are located in Venezuela and as such the Corporation may be affected by the political environment or economic instabilities there. The risks associated with carrying on business in Venezuela, in addition to those highlighted above, include, but are not limited to violent crime, which is prevalent throughout the country and includes kidnapping, smuggling and drug trafficking especially in remote areas. Changes in resource development or investment policies or shifts in political attitudes in Venezuela may adversely affect the Corporation’s business. Operations may be affected in varying degrees by government regulations with respect to restrictions in production, price controls, export controls, exchange controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, unauthorized mining activities, land claims of local people, water use and mine safety. The effect of these factors cannot be accurately predicted.

Environmental Permit Still Required

MIBAM completed its overall approval process of Las Cristinas on March 26, 2006.  On June 14, 2007 the Company announced that it received written notice from the CVG that all the requirements for the issuance of the Las Cristinas Permit from MinAmb had been fulfilled.  The CVG confirmed that MinAmb’s approval of the Las Cristinas Environmental Impact Study, together with Crystallex’s payment of certain taxes and posting of a Compliance Guarantee Bond, as requested by MinAmb, represent the final steps in the process for the issue of the Permit.   CVG’s notice to the Company was based on a formal notice the CVG received from MinAmb, which stated that the Permit will be issued following the payment of the taxes and the posting of the bond.  Continued development and the ultimate commencement of commercial production are dependent upon receipt of the Permit, which will allow the Corporation to proceed to put in place financing to fund construction. As the Las Cristinas project is the Corporation’s primary project, the continued delay in receipt of the Permit could have a material adverse affect on the future of the Corporation’s business, and may result in the need for additional financing.  There can be no assurance as to when or if the Permit will be granted.

Exchange Controls

Venezuela currently has exchange controls that affect the ability of companies doing business in Venezuela to convert Venezuelan source income into foreign currency. The Central Bank of Venezuela enacted such exchange control measures in 2003 in order to protect international reserves. The exchange rate, originally fixed at approximately 1,600 Bolivars /U.S.$, has since been adjusted twice upwards and presently stands fixed at 2,150 Bolivars/U.S.$. There can be no assurance that exchange controls will not continue and, if they do, that they will not adversely affect the Corporation’s operations, including its ability to satisfy its foreign currency obligations.

Mine Operation Agreement

Lack of Ownership Rights

Under the Venezuelan Mining Law of 1999 (“VML”), all mineral resources belong to the Republic of Venezuela.  In accordance with the VML, the Government of Venezuela has reserved for itself the right to directly explore and exploit the Las Cristinas deposits and has elected to do so through the CVG.  See “Las Cristinas Project – Mine Operation Agreement” in the AIF.  The Mine Operation Agreement is an operation agreement and does not transfer any property ownership rights or title rights to the gold produced to the Corporation.  Rather, the Corporation has been authorized to exploit the Las Cristinas deposits for the CVG in accordance with the Mine Operation Agreement.  The interests of the Corporation in the Las Cristinas deposits are contingent upon the Corporation continuing to satisfy its obligations under the Mine Operation Agreement.  Failure to do so could result in the CVG having the right to terminate the Mine Operation Agreement.

Lack of Copper Rights

In addition to gold, the Las Cristinas deposits also contain very low levels of copper, 0.11% on average.  Under the Mine Operation Agreement, the Corporation is only entitled to exploit the gold contained in the Las Cristinas deposits.  Based on the feasibility studies carried out by the Corporation and following discussions with the CVG, the Corporation has determined that exploiting the copper contained in the Las Cristinas deposits would detract from the economics of the Las Cristinas project.  Furthermore, it may not be technically viable to produce a marketable copper concentrate from the main Las Cristinas deposit as the copper is too low grade.  The Corporation does not need the right to exploit the copper contained in the Las Cristinas deposits in order to exploit the gold and does not currently intend to negotiate with the CVG for the right to exploit the copper contained in the Las Cristinas deposits.

Although the Corporation does not believe that the MIBAM would do so, the MIBAM retains the right to grant exploitation and other rights with respect to the copper contained in the Las Cristinas deposits to the CVG or a third party.  The Corporation has been advised by its Venezuelan counsel that:

(a)
if the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to the CVG, subject to fulfilling all necessary requirements of Venezuelan law (including the additional grant by the MIBAM to the CVG of the right to negotiate the exploitation of the copper with third parties), the CVG has agreed under the terms of the Mine Operation Agreement to negotiate the exploitation of the copper with the Corporation; and
(b)
if the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to a third party, the Corporation’s right under the Mine Operation Agreement to exploit the gold contained in the Las Cristinas deposits would, as a matter of Venezuelan law, take precedence over the third party’s right to exploit the copper.

If the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to the CVG, there can be no assurance that the MIBAM will grant to the CVG the additional right to negotiate the exploitation of the copper with third parties or that the Corporation will be able to negotiate an agreement with respect to the exploitation of the copper with the CVG.  Also, if the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to a third party, or if the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to the CVG and the CVG grants the right to exploit the copper to a third party, there can be no assurance that the Corporation will be successful under Venezuelan law in asserting that its right to exploit the gold contained in the Las Cristinas deposits takes precedence over the third party’s right to exploit the copper.

Proposed Amendments to Mining Laws

The Corporation’s business will be affected by amendments or changes to mining laws, regulations and requirements in Venezuela.  At any time, a number of draft mining laws may be proposed.  There is no assurance when or if a draft mining bill will be enacted into law or what the final provisions of such law will be, if enacted.  Any changes to current Venezuelan mining law may adversely affect the Corporation’s ability to develop and operate the Corporation’s Venezuelan properties.

On February 1, 2007 the National Assembly of the Republic of Venezuela issued the “Law which Authorizes the President of the Republic to Issue Decrees with Rank and Force of Law in those Matters Delegated” (the “Decree Law”), which empowers the President of Venezuela to approve changes to certain laws without consulting Congress for a period of 18 months. The Decree Law does not include any direct mention of, or references to, mining matters and, accordingly, such matters remain within the exclusive competence of the National Assembly.  There is no assurance that the Government of Venezuela will not issue further decrees or otherwise attempt to modify existing mining rights or other laws affecting the Corporation, its Venezuelan properties and its ability to operate in Venezuela.

Arbitration Proceedings

The Corporation is a party that is interested in, but is not a party to, an ongoing arbitration. See “Legal Proceedings — Withdrawal of MINCA Litigation — Vanessa Arbitration” in the AIF, available electronically at www.sedar.com and www.sec.gov.

Sale of Gold

For the past several years, the Corporation sold all of its Venezuelan gold production to the Central Bank of Venezuela. In June 2006, the Central Bank of Venezuela informed the Corporation it was suspending purchase of gold from the Corporation. During June and July 2006, the Corporation sold gold to accredited third parties within Venezuela and in August 2006 the Central Bank resumed purchasing gold from the Corporation and continued to purchase all of the Corporation’s gold production through the end of the third quarter of 2007.  In October 2007, the Company started selling a portion of its gold production to accredited third parties in Venezuela, while continuing to sell a portion of its gold production to the Central Bank of Venezuela.

The Corporation is updating the registration of its export licence which will also allow it to export and sell gold outside of Venezuela. Pending the update of the Corporation’s export licence, should the Corporation be unable to sell gold within Venezuela, it could have an adverse effect on the Corporation’s revenues, cash flow and profitability in the short-term.

Unauthorized Miners

The Corporation’s operations may also be affected by the presence of unauthorized miners which is not uncommon in the gold mining areas of the Guyana Shield area of northern South America, including

Venezuela. The methods used by unauthorized miners to extract gold are typically harmful to the environment and may be disruptive to authorized mining operations. Although the Corporation, in conjunction with the local authorities, employs strategies to control the presence of unauthorized miners, there can be no assurance that these strategies will be successful or that the Corporation’s operations will not be adversely affected by the presence of unauthorized miners.

Imataca Forest Reserve

In addition to the general risks associated with environmental regulation and liability (see “Risk Factors – General Risk Factors – Environmental Regulation and Liability”), the Las Cristinas deposits are located within the Imataca Forest Reserve (the “Forest Reserve”). On September 22, 2004, Presidential Decree 3110, which establishes an ordinance plan and regulations for the use of the Forest Reserve, permits various activities (including mining) in up to 13% of the Forest Reserve and establishes the legal framework for such activities, was issued. Presidential Decree 3110 was issued in response to previous Presidential Decree 1850, the latter of which was issued in May 1997. Decree 1850 reserved an even larger part of the Forest Reserve for various activities and became subject to a legal challenge before the Venezuelan Supreme Court. The Venezuelan Supreme Court issued a prohibition order on November 11, 1997 prohibiting the relevant government authorities from granting concessions, authorization and any other acts relating to various mining activities in the Forest Reserve under Decree 1850 until the Venezuelan courts ruled on the merits of the nullity action. It is possible that Presidential Decree 3110 could be similarly challenged and that such challenge, if ultimately successful, could prevent the Corporation from exploiting or fully exploiting the Las Cristinas deposits.

Venezuelan Decree No. 1257 establishes the environmental assessment requirements for mining projects. The Corporation was advised that the Las Cristinas project is not a new project and, accordingly, Article 40 of Decree 1257 does not apply since no significant increase in environmental impact is predicted.

General Risk Factors

Title to Mineral Properties

Acquisition of title to mineral properties is a very detailed and time-consuming process.  Title to, and the area of, mineral properties may be disputed or impugned.  Although the Corporation has investigated its title to the mineral properties for which it holds concessions or mineral leases or licenses, there can be no assurance that the Corporation has valid title to such mineral properties or that its title thereto will not be challenged or impugned.  For example, mineral properties sometimes contain claims or transfer histories that examiners cannot verify; and transfers under foreign law often are complex.  The Corporation does not carry title insurance with respect to its mineral properties.  A successful claim that the Corporation does not have title to a mineral property could cause the Corporation to lose its rights to mine that property, perhaps without compensation for its prior expenditures relating to the property.  Furthermore, as noted above under “Risks Specific to Operations in Venezuela – Mine Operation Agreement – Lack of Ownership Rights.” the Mine Operation Agreement does not transfer any property ownership rights to the Corporation.

In 2005 the Government of Venezuela announced that it would be changing the mining title regime from a system where title was granted in the form of joint ventures or either concessions or operating contracts to a system where all new economic interests would be granted in the form of operating contracts. We need to confirm if this is still the case.  In order to effect this change, the Government advised that it would need to create a national mining company which would be the nation’s contracting party covering the entire country of Venezuela. The Government also indicated that, given this change in title regime, it would also be appropriate to review all existing mining companies in a single comprehensive exercise to ensure that only companies found to be in compliance with their existing title terms and conditions would qualify for the new title. This review was completed as of December 31, 2005.  MIBAM completed its approval process for the Las Cristinas project at the end of March 2006.  However, there is no assurance that the Government will not issue further decrees or otherwise attempt to modify existing mining rights.

Environmental Regulation and Liability

The Corporation’s activities are subject to laws and regulations controlling not only mineral exploration and exploitation activities themselves but also the possible effects of such activities upon the environment. Environmental legislation may change and make the mining and processing of ore uneconomic or result in significant environmental or reclamation costs. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mineral exploitation activities, such as seepage from tailings disposal areas that could result in environmental pollution. A breach of environmental legislation may result in the imposition of fines and penalties or the suspension or closure of operations. In addition, certain types of operations require the submission of environmental impact statements and approval thereof by government authorities. Environmental legislation is evolving in a manner which may mean stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors, officers and employees. Permits from a variety of regulatory authorities are required for many aspects of mineral exploitation activities, including closure and reclamation. Future environmental legislation could cause additional expense, capital expenditures, restrictions, liabilities and delays in the development of the Corporation’s properties, the extent of which cannot be predicted.

In the context of environmental permits, in particular the approval of closure and reclamation plans, the Corporation must comply with standards and laws and regulations which may entail costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. In accordance with applicable laws, the Corporation has provided various forms of financial assurances to cover the cost of reclamation activities. However, there can be no assurance that the Corporation will not incur reclamation costs that are in excess of such financial assurances. While the Corporation plans to establish a reserve for reclamation activities, there can be no assurance that the combination of the reserve and financial assurances will be sufficient to meet future reclamation standards, if such standards are materially more stringent than existing standards. The Corporation does not maintain environmental liability insurance. The Corporation has adopted high standards of environmental compliance; however, failure with or unanticipated changes in Venezuela’s laws and regulations pertaining to the protection of the environment in the future could adversely affect the Corporation.

Additional Funding Requirements

Under the terms of the Mine Operation Agreement, the Corporation is required, among other things, to make all necessary investments and complete all works necessary to reactivate the Las Cristinas deposits, to design, construct and operate a processing plant to process gold for its subsequent commercialization and sale and to return the mine, its installations and equipment to the CVG upon termination of the Mine Operation Agreement.  In order to carry out the Las Cristinas project and its other mining projects, the Corporation will need to raise substantial additional financing which may include one or more of non-recourse project debt and other forms of public markets debt and equity.

Despite the financings that have been completed by the Corporation, the Corporation has limited access to financial resources and there can be no assurance that sufficient additional financing will be available to the Corporation on acceptable terms or at all. Failure to obtain such additional financing could result in a delay or the indefinite postponement of the Las Cristinas project and other mining projects of the Corporation and could also result in the Corporation defaulting in the performance of its obligations under the Mine Operation Agreement.

Reserve and Resource Estimates

The Corporation’s reported mineral reserves and resources are estimates only.  As a result, there can be no assurance that they will be recovered at the rates estimated or at all.  Mineral reserve and resource estimates are based on limited sampling and are uncertain because the samples may not be representative.  Mineral reserve and resource estimates may require revision (either up or down) based on actual production experience.  Market fluctuations in the price of metals, increased production costs or reduced recovery rates may render estimated mineral reserves and resources uneconomic and may ultimately result in a restatement of mineral reserves and resources.  In addition, short-term operating factors, such as the need for sequential development of mineral deposits and the processing of new or different ore grades, may adversely affect the Corporation’s profitability in any particular accounting period.  If its mineral reserve and resource estimates are incorrect, the Corporation will not correctly allocate its financial resources, causing it either to spend too much on what could be a less than economic deposit or to fail to mine what could be a significant deposit.

Mineral Exploration and Exploitation

Mineral exploration and exploitation involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.  Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, tailings impoundment failures, cave-ins, landslides and the inability to obtain adequate machinery, equipment or labour are some of the risks involved in mineral exploration and exploitation activities.  The Corporation has relied on and may continue to rely on consultants and others for mineral exploration and exploitation expertise.  Substantial expenditures are required to establish mineral reserves and resources through drilling, to develop metallurgical processes to extract the metal from the material processed and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.  There can be no assurance that the Corporation will discover mineral reserves and resources in sufficient quantities to justify exploitation or that the funds required to exploit any mineral reserves and resources discovered by the Corporation will be obtained on a timely basis or at all.  The economics of exploiting mineral reserves and resources discovered by the Corporation are affected by many factors, many outside the control of the Corporation, including the cost of operations, variations in the grade of material mined and metals recovered, price fluctuations in the metal markets, costs of processing equipment, continuing access to smelter facilities on acceptable terms and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.  There can be no assurance that the Corporation’s mineral exploration and exploitation activities will be successful.

Uninsurable Risks

Mineral exploration and exploitation activities involve numerous risks, including unexpected or unusual geological operating conditions, rock bursts, cave-ins, fires, floods, earthquakes and other environmental occurrences and political and social instability.  It is not always possible to obtain insurance against all such risks and the Corporation may decide not to insure against certain risks as a result of high premiums or other reasons.  Should such liabilities arise, they could negatively affect the Corporation’s profitability and financial position and the value of the common shares of the Corporation.  The Corporation does not maintain insurance against environmental risks.

Competition

The competition to discover and acquire mineral properties considered to have commercial potential is intense.  The Corporation competes with other mining companies, many of which have greater financial resources than the Corporation, with respect to the discovery and acquisition of interests in mineral properties and the recruitment and retention of qualified employees and other personnel to carry on its mineral exploration and exploitation activities.  There can be no assurance that the Corporation will be able to successfully compete against such companies.

Dependence on Limited Mining Operations and Properties

The Corporation’s Tomi and La Victoria operations and Revemin mill currently account for all of the Corporation’s mineral production and revenues. Any adverse development affecting these operations could adversely affect the Corporation’s financial performance and results of operations. Furthermore, future results for the Corporation depend largely on the Las Cristinas project, which is currently in the development stage and which may never be developed into a commercially viable mining operation. Any event, or combination thereof, which adversely affects the Las Cristinas project (whether the property itself or the Corporation’s ability to finance and/or construct and operate a commercially viable mine on the property), would adversely impact the Corporation’s future performance.

Production Risks

The Corporation prepares estimates of future production at its operations.  Failure to meet these estimates could adversely affect the corporation’s profitability, cash flows and financial position.  There can be no assurance that the Corporation will achieve its production estimates.

The Corporation’s actual production may vary from its estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by governmental or regulatory authorities or other changes in the regulatory environments.  Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Corporation or others, monetary losses and legal liabilities.  These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable forcing the Corporation to cease production.  These factors also apply to the Corporation’s future operations.  For example, it is not unusual for new mining and processing operations to experience unexpected problems during the start-up phase.

In addition to the general production risks outlined above, one of the most significant physical production issues the Corporation faces in the Las Cristinas project pertains to the heavy amount of rainfall the area receives (an average of 3.3 m/year).  MDA has accounted for anticipated time lost due to rainfall in scheduling production and determining equipment requirements, which is consistent with the range of practice employed by the iron ore and bauxite mining industry in the same high rainfall region in Venezuela as well as comparable mining operations in similar or greater rainfall regions of Guyana, Suriname and Brazil.  Regardless, actual mining experience with the combination of wet saprolite and high rainfall rates may require adjustment of these estimates.

Regulations and Permits

The Corporation’s activities are subject to wide variety of laws and regulations governing health and worker safety, employment standards, waste disposal, protection of the environment, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters.  The Corporation is required to have a wide variety of permits from governmental and regulatory authorities to carry out its activities.  These permits relate to virtually every aspect of the Corporation’s exploration and exploitation activities.  Changes in these laws and regulations or changes in their enforcement or interpretation could result in changes in legal requirements or in the terms of the Corporation’s permits that could have a significant adverse impact on the Corporation’s existing or future operations or projects.  Obtaining permits can be a complex, time-consuming process.  There can be no assurance that the Corporation will be able to obtain the necessary permits on acceptable terms, in a timely manner or at all.  The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Corporation from continuing or proceeding with existing or future operations or projects.  Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

Gold Price Volatility

The gold price can fluctuate widely and is affected by numerous factors beyond the Corporation’s control, including industrial and jewellery demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and other currencies, interest rates, gold sales by central banks, forward sales by producers, global or regional political or financial events, and production and cost levels in major gold-producing regions.  The gold price is also subject to rapid short-term changes due to speculative activities.  During the period 1998 to 2006, the gold price fluctuated between a low of U.S.$253 per ounce and a high of U.S.$725.75 per ounce.  On October 31, 2007, the p.m. fixing price of gold sold in the London Bullion Market was U.S.$789.50  per ounce.

The Corporation’s revenues, cash flow, profitability and the market price of the common shares of the Corporation are significantly affected by changes in the gold price.  If the gold price declines below the cost of production at any of the Corporation’s operations for a significant period, the Corporation may be required to suspend or terminate production at the affected operation.  In addition, the Corporation may be required to restate its mineral reserves and resources, write down its investment and increase or accelerate reclamation and closure charges at the affected operation.  Any of these developments could negatively affect the Corporation’s profitability, cash flows and financial position.  Accordingly, even if the Corporation discovers and produces gold, there can be no assurance that the gold price will be high enough to enable the Corporation to sell the gold produced by it profitably.

Currency Fluctuations

Currency fluctuations may affect costs at the Corporation’s operations.  Gold is sold throughout the world based principally on a U.S. dollar price, but a portion of the Corporation’s operating expenses is in non-U.S. dollar currencies.  Any appreciation of these non-U.S. dollar currencies against the U.S. dollar could negatively affect the Corporation’s profitability, cash flows and financial position.

Credit and Market Risks

The Corporation enters into financial agreements (financial instruments) with major international banks, other international financial institutions and other accredited third parties in order to manage underlying revenue and future cash flow exposures arising from commodity prices.  Financial instruments, which subject the Corporation to market risk and concentrations of credit risk, consist primarily of cash and accounts receivable.

Market risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates or currency exchange rates. The Corporation manages the market risk associated with commodity prices by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

Credit risk is the risk that counterparty might fail to fulfill its performance obligations under the terms of a contract. The Corporation limits the amount of credit exposure in cash and securities by placing these financial instruments in high quality securities issued by government agencies, financial institutions and major corporations and by diversifying its holdings. The Company’s cash equivalents at period end consist of US Treasury Bonds. The Corporation also has concentrations of credit risk with respect to accounts receivable as most of the accounts receivable are due from one customer, the Venezuelan Central Bank.

The Corporation can be exposed to credit risk in the event of non-performance by counterparties in connection with metal forward and option contracts. The Corporation does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate loss for non-performance. Further, the Corporation minimizes its credit risk in derivative instruments by entering into transactions with high-quality counterparties whose credit ratings are high and by monitoring the financial condition of its counterparties. The Corporation continually monitors the market risk of its activities. The Corporation currently does not have metal forward and option contracts.

Recent Losses and Write-downs

The Corporation incurred net losses in each of quarters ended September 30, 2007, and  in fiscal 2006, 2005, and 2004.  The Corporation’s deficit at September 30, 2007 was U.S.$322.1 million.  The Corporation’s profitability depends, among other things, on the gold price, gold production and cash operating costs at its operations, interest expense and general and administrative expenses.  There can be no assurance that the Corporation will become profitable in the near future.

As part of the preparation of its audited comparative consolidated financial statements for the years ended December 31, 2004 and 2003, the Corporation undertook a detailed review of the carrying value of its mineral properties, deferred exploration costs and plant and equipment. These reviews resulted in combined asset write-downs of U.S.$49.5 million in the 2003 and 2004 financial statements.

Dependence on Key Employees

The Corporation’s business and operations are dependent on retaining the services of a small number of key management personnel.  The success of the Corporation is, and will continue to be, to a significant extent, dependent on the expertise and experience of the directors and senior management.  The loss of one or more of these people could have a materially adverse effect on the Corporation.  Further delays in obtaining the Permit may make it more difficult for the Corporation to retain key employees.  The Corporation does not have a current senior management retention program.

Compliance with Sarbanes-Oxley Act of 2002

Passed by the U.S. Congress on July 30, 2002, the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) requires companies to, among other things, have management provide a report on such company’s internal controls with respect to financial reporting.  During the preparation of the Corporation’s financial statements for the year ended December 31, 2006, the Corporation identified certain material weaknesses in its internal control over financial reporting.  Because of the identification of such material weaknesses, management of the Corporation believes that, as of December 31, 2006, the Corporation’s internal control over financial reporting was not effective.  Management’s evaluation of, and report on, the Corporation’s internal controls over financial reporting is set out in the Corporation’s Annual Report on Form 40-F for the fiscal year ended December 31, 2006 under the heading “Management’s Annual Report on Internal Control Over Financial Reporting”.

There can be no assurance that the Corporation will be able to adequately remediate its currently known weaknesses or that the Corporation’s internal controls over financial reporting will be free of material weaknesses in future periods, which could cause the market price of the Corporation’s common shares to decline and could lead to shareholder litigation.  In addition, the discovery of additional material weaknesses will likely result in the Corporation having to incur costs to fix the internal controls for financial reporting as well as costs to remediate any financial inaccuracies. Management estimates that remediation of the material weaknesses discovered in fiscal 2006 will cost approximately C$200,000 to C$300,000. The aggregate final costs of addressing such weaknesses, however, cannot be assured. Any remediation costs for the discovery of additional material weaknesses in future periods are unknown.

Common Share Price Volatility

The market price of the common shares of the Corporation could fluctuate significantly based on a number of factors including:

•	the Corporation’s operating performance and the performance of competitors and other similar companies;
•	the public’s reaction to the Corporation’s press releases, other public announcements and the Corporation’s filings with the various securities regulatory authorities;
•	changes in earnings estimates or recommendations by research analysts who track the common shares or the shares of other companies in the resource sector;
•	changes in general economic conditions;
•	the number of the common shares to be publicly traded after this offering;
•	the arrival or departure of key personnel;
•	acquisitions, strategic alliances or joint ventures involving the Corporation or its competitors; and
•	gold price volatility.
In addition, the market price of the common shares of the Corporation are affected by many variables not directly related to the Corporation’s success and are, therefore, not within the Corporation’s control, including other developments that affect the market for all resource sector shares, the breadth of the public market for the common shares and the attractiveness of alternative investments.  The effect of these and other factors on the market price of common shares on the exchanges on which the Corporation trades has historically made the Corporation’s share price volatile and suggests that the Corporation’s share price will continue to be volatile in the future.

Potential Dilution

As at September 30, 2007, the Corporation has outstanding options to purchase 11,955,089 common shares of the Corporation and warrants to purchase approximately 18,186,000 common shares of the Corporation (including 12,250,000 warrants that do not become effective until after the receipt of the Permit). The issue of common shares of the Corporation upon the exercise of the options and warrants will dilute the ownership interest of the Corporation’s current shareholders. The Corporation may also issue additional option and warrants or additional common shares from time to time in the future.  If it does so, the ownership interest of the Corporation’s then current shareholders could also be diluted.

Enforcement by Investors of Civil Liabilities

The enforcement by investors of civil liabilities under United States federal securities laws may be adversely affected by the fact that the Corporation is organized under the laws of Canada, that most of its officers and directors and most of the experts named in this Annual Information Form are residents of Canada, and that a substantial portion of the Corporation’s assets and the assets of a majority of the Corporation’s directors and officers and the experts named in this Annual Information Form are located outside the United States. Furthermore, it may not be possible to enforce against the Corporation or its directors, officers or experts, judgments contained in U.S. courts. The Corporation believes that a monetary judgment of a Canadian court predicated solely on the Canadian civil liability regime would likely be enforceable in the U.S. if the Canadian court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a U.S. court for such purposes. However, the Corporation can provide no assurances to this effect.

Operating Losses are Expected to Continue In the Near Future

The Corporation has experienced losses from operation for each of the last three years. The Corporation expects that it will continue to incur losses, and possibly incur increased losses, until the Las Cristinas mine is operational. The Corporation expects that this trend will reverse if and when gold is produced from the future Las Cristinas mine in commercial quantities at prices equal to or in excess of the prices assumed in the 20,000 TPD Feasibility Study.

Future Hedging Activities

The Corporation has not entered into forward contracts or other derivative instruments to sell gold that it might produce in the future. Although the Corporation has no near term plans to enter such transactions, it may do so in the future if required for project financing. Forward contracts obligate the holder to sell hedged production at a price set when the holder enters into the contract, regardless of what the price is when the product is actually mined. Accordingly, there is a risk that the price of the product is higher at the time it is mined than when the Corporation entered into the contracts, so that the product must be sold at a price lower than could have been received if the contract was not entered. There is also the risk that the Corporation may have insufficient gold production to deliver into forward sales positions. The Corporation may enter into option contracts for gold to mitigate the effects of such hedging.

No Payment of Cash Dividends in the Near Future

Given that the Corporation is currently in the development stage for its principal property, the Las Cristinas project, the Corporation intends to retain its earning to finance the growth and development of the business rather than pay dividends to shareholders. The Corporation does not intend to declare or pay cash dividends in the near future, nor has it done so since its inception. In the event that the Corporation decides to declare and pay cash dividends in the future, such a decision will made entirely in the discretion of the board of directors and shall be dependent on factors such as the existing earnings, capital requirements, future business opportunities, financing agreements and market conditions for the Corporation’s shares and the underlying commodities markets.

Non GAAP Measures – Total Cash Costs

Total cash costs per ounce are calculated in accordance with the Gold Institute Production Cost Standard, (the “Standard”).  The total cash cost per ounce data are presented to provide additional information and are not prepared in accordance with Canadian or U.S. GAAP.  The data should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  The measures are not necessarily indicative of operating profit or costs of operations as determined under Canadian or U.S. GAAP.  The total cash cost per ounce calculation is derived from amounts included in the Operating Expense line on the Statement of Operations.  As this line item is unchanged under US GAAP, the total cash cost per ounce figure is similarly unchanged using US GAAP results of operations.

Data used in the calculation of total cash costs per ounce may not conform to other similarly titled measures provided by other precious metals companies.  Management uses the cash cost per ounce data to access profitability and cash flow from Crystallex’s operations and to compare it with other precious metals producers.  Total cash costs per ounce are derived from amounts included in the Statement of Operations and include mine site operating costs such as mining, processing, administration, royalties and production taxes but exclude amortization, reclamation, capital expenditures and exploration costs.

Total costs and total cash costs per ounce may be reconciled to our Statement of Income as follows:

	Three months ended Sept. 30,		Nine months ended Sept. 30,
$,000 (except per ounce data)	2007	2006	2007	2006
Operating Costs per Financial Statements	$3,640	$8,593	$13,616	$19,292
Less Exploration Expenditures	$394	$47	$1,181	$349
Total Cash Operating Costs	$3,246	$8,547	$12,435	$18,942
Amortization, Accretion and Depletion	$51	$476	$152	$1,707
Total Operating Costs	$3,297	$9,023	$12,587	$20,649

Gold Ounces Sold	6,430	15,661	23,611	37,158
Total Cash Cost Per Ounce US$	$505	$546	$527	$510
Total Cost Per Ounce US$	$513	$576	$533	$556

About Crystallex
Crystallex International Corporation is a Canadian based gold producer with significant operations and exploration properties in Venezuela. The Company's principal asset is the Las Cristinas property in Bolivar State that is currently under development at the initial planned production rate of 20,000 tonnes of ore per day. Other key assets include the Tomi Mine, certain Lo Increible properties and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY) Exchanges.

For Further Information:
Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577
Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including: statements relating to the estimated reserves and resources at Las Cristinas; anticipated results of drilling programs, feasibility studies or other analyses; the potential to increase reserves and expand production at Las Cristinas; Crystallex's projected construction and production schedule, and cost and production estimates for Las Cristinas; and management's statements regarding its expectations regarding mining in Venezuela. Forward-looking statements are based on estimates and assumptions made by Crystallex in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that Crystallex believes are appropriate in the circumstances. Many factors could cause Crystallex's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property. These factors and others that could affect Crystallex's forward-looking statements are discussed in greater detail in the section entitled "Risk Factors" in Crystallex's Annual Information Form (which is included in the Annual Report on Form 40-F that Crystallex files with the United States Securities and Exchange Commission (the "SEC")) and elsewhere in documents filed from time to time with Canadian provincial securities regulators, the SEC and other regulatory authorities. These factors should be considered carefully, and persons reviewing this press release should not place undue reliance on forward-looking statements. Crystallex has no intention and undertakes no obligation to update or revise any forward-looking statements in this press release, except as required by law.

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